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                            May 7, 2021

       Kenneth A. Martinek
       Chief Executive Officer
       NorthEast Community Bancorp, Inc.
       325 Hamilton Avenue
       White Plains, NY 10601

                                                        Re: NorthEast Community
Bancorp, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-253982

       Dear Mr. Martinek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       The Conversion and Offering
       Material Income Tax Consequences, page 131

   1. We note that you received an opinion from BDO USA, LLP regarding the New York income tax consequences
of the conversion. If material, please disclose the state tax consequences of the
conversion here, or advise. We also note that the Exhibit 8.2 opinion indicates there is a
reference to BDO USA, LLP under this section, Material Income Tax
                                                        Consequences, but we do
not see that reference.

               You may contact Marc Thomas at 202-551-3452 or Hugh West, Accounting Branch
       Chief, at 202-551-3872 if you have questions regarding comments on the financial statements
 Kenneth A. Martinek
NorthEast Community Bancorp, Inc.
May 7, 2021
Page 2

and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-
551-3210 with any other questions.



FirstName LastNameKenneth A. Martinek                    Sincerely,
Comapany NameNorthEast Community Bancorp, Inc.
                                                         Division of
Corporation Finance
May 7, 2021 Page 2                                       Office of Finance
FirstName LastName